December 19, 2007

Room 4561

Mr. Jon Gacek
Executive Vice President, Finance and
  Chief Financial Officer
Quantum Corporation
1650 Technology Drive
San Jose, CA 95110

      **Re:    Quantum Corporation**
           **Form 10-K for Fiscal Year Ended March 31, 2006**
           **File No. 001-13449**

Dear Mr. Gacek:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

                Sincerely,


                Craig Wilson
                Senior Assistant Chief Accountant